Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Flat Out of Heels LLC
1521 Alton Road, 592
Miami Beach, FL 33139
https://www.flatoutofheels.com/

Up to $1,069,995.82 in Class B Non-Voting Units at $22.87
Minimum Target Amount: $9,994.19

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Flat Out of Heels LLC
Address: 1521 Alton Road, 592, Miami Beach, FL 33139
State of Incorporation: FL
Date Incorporated: April 05, 2011

Terms:

Equity

Offering Minimum: $9,994.19 | 437 shares of Class B Non-Voting Units
Offering Maximum: $1,069,995.82 | 46,786 shares of Class B Non-Voting Units
Type of Security Offered: Class B Non-Voting Units
Purchase Price of Security Offered: $22.87
Minimum Investment Amount (per investor): $160.09

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 7% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% Bonus Shares.

Amount-Based:

Silver Tier | $1,000

Invest $1,000 and receive 2% Bonus Shares.

Gold Tier | $2,500+

Invest $2,500 and receive 5% Bonus Shares.

Platinum Tier | $5,000+

Invest $5,000 and receive 10% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Flat Out of Heels, LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 Class B Non-Voting Units at $22.87 / unit, you will receive an additional 10 units, meaning you'll own 110 units for $2,287. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Flat Out of Heels LLC is a Florida company established in April 2011. We have developed a pair of flats that are flexible enough to roll and fold while having soles that are durable enough to walk long distances, over any surface. Over the course of 10 years, we have sold shoes online internationally, in retailers globally, and in vending machines. We have also collaborated with several celebrities and influencers, including Loren Ridinger, Lala Anthony, and Eva Longoria.

Competitors and Industry

When Flat Out of Heels was launched in 2011, there was one other competitive brand in the U.K., called Rollasole, but none in the United States. Once our brand took off, several brands have introduced their own variation of a rollable/foldable flat, including Dr. Scholl's Fast Flats (sold in grocery stores and drug stores) and Sidekicks (sold in Party City), along with several other small companies that appear to be purchasing flats in China and selling direct to Amazon. These brands are in the $9-15 price range and do not target or appeal to the higher end customer. Flat Out of Heels is one of the first brands to be sold in vending machines.

Flat Out of Heels continue to be distinguishable from any competitor by our hard, durable red rubber soles that roll AND fold. The soles are what makes our products unique and distinguishable from most competitors that have soft, black soles that can easily be punctured by hard objects. We utilize various fabrics and materials for our uppers based on the style (cotton, canvas, microfiber, manmade leather, and satin). We select high quality fabrics that are machine washable and dryer safe, this is another feature that makes Flat Outs stand out from the rest. Flat Outs come with a vinyl bag with velcro to tote Flat Outs in a bag or purse and carry shoes once removed, this bag is also machine washable.

Current Stage and Roadmap

<u>Current Stage</u>

Flat Out of Heels was started in 2011 as an e-commerce store. The brand grew quickly, and by 2014, our flats were sold in 64 boutiques and shops around the world. We launched our first Flat Out vending machine in 2014 at Atlanta Hartsfield-Jackson International Airport (ATL) in Concourse E. In 2016, we partnered with Market America in 2015 and launched an exclusive collection with Loren Ridinger that was seen on the feet of Eva Longoria, La La Anthony, and many others.

<u>Future Roadmap</u>

We are preparing to celebrate our 10th anniversary in 2021 with the redesign of our website and a fresh, new marketing campaign. We have new styles to be released this year into our signature collection as well as a limited edition collection with Nigerian actress Juliet Ibrahim. We plan to relaunch and renew our partnerships with Amazon, Shop.com, and Zulilly to continue to drive ecommerce sales.

The Team

Managers

Name: Dawn Dickson

Dawn Dickson's current primary role is with PopCom. Dawn Dickson currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Executive Chairman
  Dates of Service: April 05, 2011 - Present
  Responsibilities: Oversee business management. Dawn currently receives salary compensation of $1 per year.

Other business experience in the past three years:

- **Employer:** PopCom
  Title: CEO
  Dates of Service: October 01, 2012 - Present
  Responsibilities: Company operations

Name: Danielle Shortt

Danielle Shortt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Company operations and management. Danielle currently receives salary compensation of $50K per year plus 5% revenue share commission bonus.

Other business experience in the past three years:

- **Employer:** Blue Mercury
  Title: Marketing
  Dates of Service: March 04, 2019 - Present
  Responsibilities: Digital marketing and email marketing

Other business experience in the past three years:

- **Employer:** Thompson Hospitality
  Title: Marketing Manager
  Dates of Service: January 01, 2018 - August 01, 2018
  Responsibilities: Oversee company marketing initiatives

Other business experience in the past three years:

- **Employer:** WorldStride
  Title: Email marketing manager
  Dates of Service: October 01, 2018 - March 01, 2019
  Responsibilities: Oversee email marketing campaigns

Other business experience in the past three years:

- **Employer:** Shorttakes, LLC
  Title: President & SMO
  Dates of Service: August 01, 2018 - Present
  Responsibilities: Creates, communicates and implements the organization's vision, mission and overall direction.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing rollable flats. Our revenues are therefore dependent upon that market.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Dawn Dickson	154,503	Class A Voting Units	100.0

The Company's Securities

The Company has authorized Class A Voting Units, Class B Non-Voting Units, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 46,786 of Class B Non-Voting Units.

Class A Voting Units

The amount of security authorized is 200,000 with a total of 154,503 outstanding.

Voting Rights

Standard voting rights

Material Rights

There are no material rights associated with Class A Voting Units.

Class B Non-Voting Units

The amount of security authorized is 9,800,000 with a total of 107,904 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Units.

Material Rights

The total amount outstanding includes 29,553 reserved but unissued LLC options.

Convertible Promissory Note

The security will convert into Founder equity securities (same class and series of capital stock issued to dawn dickson upon the corporate conversion) and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $28,735.49
Maturity Date: December 30, 2018
Interest Rate: 7.0%
Discount Rate: 0.0%

Valuation Cap: $0.00
Conversion Trigger: Conversion of the company to a C-Corp

Material Rights

If the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the election of the Holder of the note, and in lieu of the principal and interest that would otherwise be payable on the Maturity Date, the Company will pay the greater of (a) an amount equal to the aggregate amount of principal and interest then outstanding under such Note, or (b) the number of shares of the Company's Common Stock (including all shares of Common Stock issuable or issued upon conversion of the Shares or upon the exercise of outstanding warrants or options) of which the Holder would be issued pursuant to a conversion of this Note immediately prior to the issuance of such equity securities in full satisfaction of the Company's obligations under this Note. Payments shall be made in the same form of consideration (e.g., cash and/or stock) received by other equity holders.

For purposes of this Note: "Sale of the Company" shall mean (x) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (y) any transaction or series of related transactions to which the Company is a party in which 50% or more of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (z) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

What it means to be a minority holder

As a minority holder of Flat Out of Heels, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company pivoted from B2C direct to customer sales to B2B wholesale in 2018 when the founding CEO Dawn Dickson stepped down from leading Flat Out of Heels in order to be the CEO of PopCom to develop vending machines for Flat Out of Heels. She actively searched for a replacement CEO for Flat Out of Heels, and hired a Customer Success manager to handle customer orders and needs. The revenue declined because the company was essentially running on autopilot from sales from previous customers. There was no active marketing campaigns or inventory in stock. The company did not have an active CEO or sales team and was run by the head of Customer Success. The new CEO Danielle Shortt was hired in August 2020 to rebrand the business, relaunch the ecommerce store, and build the team, while Founder Dawn Dickson provides guidance and strategy for fundraising.

Historical results and cash flows:

We experienced our best sales years in 2015 and 2016 when the company was led by a full time CEO, had consistent marketing campaigns, regular inventory, and an engaged team of marketers and content creators. Now that we are have over 5,000 pairs of shoes in stock, we are raising capital and hiring a team, investors can expect to see sales increase and cash flows continue to rise in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has $20,000 cash on hand, and we have a very high business credit score with access to loans and lines of credit as needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be used to pay for marketing campaigns and to grow the team. The funds will be extremly helpful in scaling the company, however the funds are not critical. We have over $130,000 worth of inventory in stock and $20,000 in the bank to use towards marketing. If we do not raise the capital to scale from this campaign we will utilize our business credit to secure a bank loan or line of credit.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are not necessary to the viability of the company. Our founder has bootstrapped the company and operated from customer sales for the past few years and will continue to do so as needed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum amount raised will give us three (3) months of runway based on our current advertising strategy and two paid team members (CEO and social media manager).

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum fundraising amount will give us 24 months of runway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We plan to grow from non-dilutive capital like PO financing, factoring, and cash advances from inventory sales. We do not plan to raise another equity round.

Indebtedness

- **Creditor:** Kimberly Brown
  Amount Owed: $20,000.00
  Interest Rate: 14.0%
  Maturity Date: June 11, 2015

- **Creditor:** Loren Ridinger
  Amount Owed: $14,500.00
  Interest Rate: 0.0%
  30% royalty on sales.

- **Creditor:** Eric Wrightsel
  Amount Owed: $6,000.00
  Interest Rate: 0.0%

- **Creditor:** Backstage Capital Fund I, LLC
  Amount Owed: $25,000.00
  Interest Rate: 7.0%
  Maturity Date: December 30, 2018

- **Creditor:** Misti Norman
  Amount Owed: $13,000.00
  Interest Rate: 14.0%
  Maturity Date: March 05, 2015

- **Creditor:** Dawn Dickson
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  Dawn Dickson loaned the company $20,000 to be repaid with no interest once the company raises $100,000.

Related Party Transactions

- **Name of Entity:** Dawn Dickson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $20,000 loan to the company for inventory, website redesign and crowdfunding onboarding fees.
  Material Terms: Dawn Dickson loaned the company $20,000 to be repaid with no interest once the company raises $100,000.

Valuation

Pre-Money Valuation: $6,001,248.09

Valuation Details:

In sum, the pre-money valuation is based on the company's ten-year history in business, leadership, sales pipeline and strategic partnerships. For instance, the company launched in 2011 and experienced consistent revenues for 10 years.

Additionally, the company has had, and/or plans to restart, key partnerships with the following companies:

- Shop.com in 2014, which the company plans to relaunch in 2021;

- Walmart in 2017 to launch on Walmart.com (and the company was featured at the 2017 Essence Festival), which the company plans to relaunch in 2021;

- PopCom in 2018 to develop optimized Flat Out vending machine; and

- DSW in 2018 to launch a Gift With Purchase (GWP) program (generated over $45,000 in revenue from that opportunity), and the company is working to launch in DSW stores in 2021/2022.

Additionally, the company was accepted to the Amazon Launchpad program in 2016, and the company plans to re-launch its Amazon store in 2021.

Moreover, the company has secured 7 operators to launch Flat Out of Heels machines in Q2-2021 with a projected gross revenue of $1,600 per month per machine from product sales ($8 per pair with a minimum monthly order of 200 pairs). COGS is at $2.25.

Regarding projections, the company projects 2021 vending machines sales projections at 10 machines at $1,600 per month, which is $16,000 per month or $192,000 for 2021.

Lastly, we announced a new collection with Nigerian Actress Juliet Ibrahim and we will release that collection in Q3-2021 in time for the holiday. We are projecting $41,610 in net sales for our pre-launch based on 1,500 pairs of shoes sold for $29.99 with cost of goods sold at $2.25.

Based on the foregoing, the company reasonably values its pre-money valuation at $6 million.

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,994.19 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  60.0%
  We have inventory on hand, so if we reach our minimum goal we will put majority of the funds into marketing. We plan to launch an extensive paid social media advertising campaign to promote our 10 year anniversary collection; launch paid affiliate and influencer marketing campaigns; and create new marketing collateral including photo shoots and videos.

- *Company Employment*
  30.0%
  The minimum funding will give us three months of runway to pay our support staff including our social media manager, book keeper, content writer and digital ads manager.

- *Working Capital*
  6.5%
  The business has positive cashflow so we will reserve 6.5% for operating capital, pay warehousing space for a quarter, and have operating capital on hand for emergencies.

If we raise the over allotment amount of $1,069,995.82, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  We plan to use the proceeds to launch an extensive paid social media advertising campaign to promote our 10 year anniversary collection; launch paid affiliate and influencer marketing campaigns; and create new marketing collateral including photo shoots and videos.

- *Company Employment*
  30.0%
  Our goal is to fully compensate our CEO and hire our team full time including social media manager, web developer, ads campaign manager, head of sales, and customer service team.

- *Inventory*
  20.0%
  We want to design a launch a new collection of shoes for our 10 year anniversary, 20% of the funds raised would be invested into inventory for the anniversary collection and to prepare for the summer travel and fall/winter holiday seasons.

- *Working Capital*
  6.5%
  The company is cash flow positive, so we will hold a small amount of capital in reserve for operational expenses and emergencies.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.flatoutofheels.com/ (https://www.flatoutofheels.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flatout

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Flat Out of Heels LLC

[See attached]

FLAT OUT OF HEELS, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Flat Out of Heels, LLC
Miami, Florida

We have reviewed the accompanying financial statements of Flat Out of Heels, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 8, 2021
Los Angeles, California

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 678	$ 3,893
Inventories	6,907	940
Prepaids and other current assets	13,010	-
Total current assets	**20,595**	**4,834**
Total assets	**$ 20,595**	**$ 4,834**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 9,400	$ 8,000
Credit Card	421	-
Promissory Notes Payable	85,000	104,408
Shareholder loan	-	1,502
Convertible Note Payable	25,000	25,000
Other current liabilities	60,855	48,770
Total current liabilities	**180,676**	**187,680**
Total liabilities	**180,676**	**187,680**
MEMBERS' EQUITY		
Members' equity	(160,081)	(182,847)
Total members' equity	**(160,081)**	**(182,847)**
Total liabilities and members' equity	**$ 20,595**	**$ 4,834**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 13,492	$ 48,135
Cost of goods sold	1,691	22,112
Gross profit	11,801	26,022
Operating expenses		
General and administrative	11,344	26,051
Sales and marketing	1,370	-
Total operating expenses	12,714	26,051
Operating income/(loss)	(914)	(29)
Interest expense	12,084	12,184
Other Loss/(Income)	(35,908)	(5,000)
Income/(Loss) before provision for income taxes	22,910	(7,213)
Provision/(Benefit) for income taxes	144	521
Net income/(Net Loss)	**$ 22,766**	**$ (7,734)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2018	**$ (175,113)**
Members' equity Draw	
Net income/(loss)	(7,734)
Balance—December 31, 2019	**$ (182,847)**
Net income/(loss)	22,766
Balance—December 31, 2020	**$ (160,081)**

Flat Out Of Heels, LLC
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	22,766	$	(7,734)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Promissory Note forgiveness		(35,908)		(4,000)
Changes in operating assets and liabilities:				
Inventory		(5,966)		35
Accounts payable and accrued expenses		1,400		-
Prepaids and other current assets		(13,010)		
Credit Cards		421		(473)
Other current liabilities		12,084		12,084
Net cash provided/(used) by operating activities		**(18,212)**		**(88)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes		16,500		-
Borrowing on Shareholder loan				1,502
Repayment of Shareholder loan		(1,502)		
Net cash provided/(used) by financing activities		**14,998**		**1,502**
Change in cash		(3,215)		1,414
Cash—beginning of year		3,893		2,479
Cash—end of year	**$**	**678**	**$**	**3,893**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	12,084	$	12,184
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Flat Out of Heels, LLC was formed on April 5, 2011 in the state of Florida. The financial statements of Flat Out of Heels, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Flat Out of Heels, LLC is the creator of the Flat Out rollable flat and the Flat Out shoe vending machine. Our rollable flats can be discretely carried for emergencies or worn all stay for stylish, durable comfort. Placed in venues like airports, nightclubs, malls and hotels, where many women are wearing heels, our vending machines make it convenient to get emergency shoes when needed. Flat Outs are sold online, in stores, and in vending machines at Atlanta Airport and Club LIV in Miami

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December, 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of shoes.

The Company had one customer which accounted for 94% of the Company's revenues in 2019.

Cost of sales

Costs of goods sold include shoes, bag, box, design work and shipping costs from China to the United States.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $1,370 and $0, respectively which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 8, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Inventory assets	6,907	940
Total Inventories	**$ 6,907**	**$ 940**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid expenses	13,010	
Total Prepaids Expenses and other Current Assts	**$ 13,010**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued expenses	60,855	48,770
Total Other Current Liabilities	**60,855**	**48,770**

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020	
Member's name	**Ownership percentage**
Marcus Stroud	2.2%
Vincent Davis	4.2%
Dawn Dickson	66.4%
Tameika Montgomery	4.7%
Anthony Smith	6.9%
Brandan Craft	4.3%
Blythe K. Robinson	2.1%
Angela Benton	2.8%
Michael Williams	2.1%
Florence Barnes	4.2%
TOTAL	**100.0%**

6. DEBT

Promissory Notes

From March 19, 2012 to December 17, 2020, the Company entered into various Promissory note agreements for an aggregate principal amount of $149,750. The details of the Company's promissory notes and terms are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note 1	$ 20,000	14.00%	Fiscal Year 2015	6. 11. 2015	$ 2,800	$ 2,800	$ 20,000	$ -	$ 20,000	$ 2,800	$ 2,800	$ 20,000	$ -	$ 20,000
Promissory Note 2-Able Lending	$ 30,842	17.62%	Fiscal Year 2016	7.1.2018	$ -	$ -	$ -	$ -	$ -	$ 4,581	$ 4,581	$ 26,000	$ -	$ 26,000
Promissory Note 3	$ 15,000	14.00%	Fiscal Year 2012	31.1.2021	$ 2,100	$ 2,100	$ 15,000	$ -	$ 15,000	$ 2,100	$ 2,100	$ 15,000		$ 15,000
Promissory Note 4	$ 36,500	0.00%	Fiscal Year 2020	None			$ 16,500	$ -	$ 16,500					
Promissory Note 5	$ 15,000	14.00%	Fiscal Year 2015	5.3.2015	$ 2,100	$ 2,100	$ 13,000	$ -	$ 13,000	$ 2,100	$ 2,100	13,000	$ -	$ 13,000
Promissory Note 6-Icon Style LLC	$ 5,000	0.00%	Fiscal Year 2016	9.6.2016			$ -		$ -			$ 5,000		$ 5,000
Promissory Note 7	$ 6,000	0.00%	Fiscal Year 2017	None			$ 6,000		$ 6,000			$ 6,000		$ 6,000
Promissory Note 8	$ 14,500	0.00%	Fiscal Year 2015	None			$ 14,500		$ 14,500			$ 19,408		$ 19,408
Total					$ 7,000	$ 7,000	$ 85,000	$ -	$ 85,000	$ 11,581	$ 11,581	$ 104,408	$ -	$ 104,408

Each note's maturity date as occurred, and therefore they are in default as of December 31, 2020 and 2019.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020		
2021	$	85,000
2022		-
2023		-
2024		
2025		
Thereafter		
Total	**$**	**85,000**

Convertible Note

In 2016, the Company entered into a convertible promissory note agreement with an investor for $25,000. The details and terms of the convertible note are as follow:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
2016 Convertible Note	$ 25,000	7.00%	Fiscal Year 2017	12/30/2018	1,750	1,750	25,000	-	25,000	1,750	1,750	25,000 $	-	25,000
Total					$ 1,750 $	1,750 $	25,000 $	- $	25,000	$ 1,750 $	1,750 $	25,000 $	- $	25,000

The outstanding principal amount of the Loan and all accrued interest thereon shall be due and payable on demand of Holder at any time on or after December 30, 2018 (the "Maturity Date"). The convertible notes are convertible into Founder Equity Securities of the Company (or its successor). "Founder Equity Securities" means the same class and series of capital stock issued to Dawn Dickson (the "Founder") upon the Corporate Conversion ((incorporating all of the same special rights, interests and benefits as those provided to such parties). The notes are past their maturity date, and the Company has effectively defaulted on the debt.

Owner Loan

In December 2020, the Company's founder Ms. Dawn Dickson entered into a note agreement for $36,500. The note does not incur interest and is payable upon a capital raise and revenue milestone. Imputed interest was deemed immaterial and was not recorded. As of December 31, 2020, the Company received proceeds of $16,500, and the remaining $20,000 was received in February 2021.

7. RELATED PARTY

In December 2020, the Company's founder Ms. Dawn Dickson entered into a note agreement for $36,500. The note does not incur interest and is payable upon a capital raise and revenue milestone. Imputed interest was deemed immaterial and was not recorded. As of December 31, 2020, the Company received proceeds of $16,500, and the remaining $20,000 was received in February 2021.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 8, 2021 the date the financial statements were available to be issued.

In February 2021, the founder entered into an additional note agreement for $20,000 with the same terms as above.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $914, an operating cash flow loss of $18,212 and liquid assets in cash of $678, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Flat Out of Heels

The Solution to Stiletto Sore Feet



SAVE YOUR SOLE
FLATOUT

Website | Miami Beach, FL | CONSUMER PRODUCTS | TECHNOLOGY

$0.00 raised

0 Investors	$6M Valuation
$22.87 Price per Share	$160.09 Min. Investment
Units Security Type	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Flat Out of Heels makes rollable ballet-style flats that can be used as an emergency flat or worn for an everyday look. These shoes have taken up residence in the purses of celebrities ranging from WNBA star Swin Cash to actress Eva Longoria, with features in publications such as MSNBC, CNN, Yahoo, Huffington Post, Forbes, Fortune, and more.

Overview Team Terms Updates Comments Follow

Flat Out of Heels is on a mission to empower women to be both fashionable and comfortable

Founded in 2011 by serial entrepreneur and inventor Dawn Dickson, Flat Out of Heels offers stylish, comfortable, and rollable flats to relieve women's aching feet from hours of wearing heels. The machine-washable flats are compact enough to fit in a clutch purse but durable enough for daily wear and come rolled tightly in a disposable box with a shoe bag conveniently included with the purchase. The product is available online, in stores, and vending machines across the US.



Fits In
Your Purse

Now, with 10 years under its belt, Flat out of Heels is starting a new chapter, focusing on expanding its vending machine presence and sales with a new CEO, Danielle Shortt ready to lead the charge.



THE PROBLEM

Women everywhere are suffering in the name of fashion

For all the high-heel hype, there's one thing this shoe has never mastered: comfort. Heels quickly become uncomfortable—and sometimes downright painful—after just a few hours, leaving wearers stuck between a heel and a hard place.


They Say
"Beauty Is Pain"


theshaderoom
But Don't You Think We've Taken It Too Far?

Most women report that their high heels start to hurt after just over an hour, with some reporting they start to feel pain after just ten minutes. And when the pain is too much, women are forced to either suffer through the pain, pack an extra pair of shoes, or resort to walking around barefoot!

It creates the question: do you forsake style for comfort, or is there a better option?


Most Women Report That Their High Heels Start To Hurt After Just An Hour

Which Means They're Stuck Choosing Between....



Carrying A Clunky Pair Of Extra Shoes



Walking Barefoot

THE SOLUTION

Stylish, compact, sturdy flats that sacrifice nothing but the height

Flat Out of Heels provides sweet relief for feet that just can't take it anymore. Our rollable flats are compact enough to be carried as emergency footwear and durable enough to be worn all day for continuous comfort and style.


FLATOUT
unroll

In addition to being sold online and in boutiques globally, Flat Out of Heels dispenses its flats out of PopShop vending machines, making it easy for women to get immediate relief on the go from the pain that plagues them after hours of wearing heels.

We Meet Women Where Their Feet Hurt

- Nightclubs
- Airports
- Convention Centers
- Transit Stations



Previous Flat Out of Heels vending machines have been successfully placed in locations such as the Atlanta Airport, Club LIV and Bayside Marketplace in Miami, and the MGM Grand Hotel in Las Vegas. Last year, we were thrilled to be the first brand to be seen in a PopShop smart vending machine and now we have secured a vending machine partnership with PopCom, with 7 machines already sold to be launched in Q2-2021.


We've Partnered
With POPCOM
Smart Vending
Machines
FLATOUT
THE SOLUTION TO STILETTO SORE FEET!

THE MARKET

When it comes to trendy footwear, comfort is catching up with style

Approximately 72% of women wear high heels at least some of the time, with 39% wearing them daily. Of these women, more than half report foot pain as a result of their heels.

Perhaps, as a result, the shoe flats market is growing, selling out 8.9% higher year over year.

72%

Of Women Wear High Heels At Some Time





39%

Of Women Wear High Heels Every Day

50%+

Of Those Women Report Heel Related Foot Pain



We have our target market segmented into four audiences: Teenage Girl, Collegiate Woman, Professional Woman, and Socialites. They are segmented by what they do most in heels -- travel, nightlife, work commute, etc -- appealing to their individual needs in our marketing campaigns.

Four Audience Target Market



Teenage Girls



Collegiate Women



Professional Women



Socialites

OUR TRACTION

Sales, partnerships, vending machines, and more

We have seen successful sales in the years since our 2011 launch, with 90% of our sales coming from online purchases and products sold in over 65 retail stores globally. We were accepted into Goldman Sach's 10,000 Small Business Program in 2017 and in 2019 we secured a partnership with DSW Shoes.



SHOP
SEARCH
DSW
DESIGNER SHOE WAREHOUSE®
ACCOUNT
0
BAG
FREE FOLDABLE BALLET FLATS
ONLINE ONLY WITH YOUR $39 PURCHASE
with code ONPOINTE
Available in 4 sizes
While supplies last. Not valid for in-store pick-up.
SHOP WOMEN
CHOOSE YOUR SIZE
DETAILS

Flat out of Heels has been featured on MSNBC, CNN, Yahoo, Huffington Post, Forbes, Fortune and other top publications. We are also proud to have multiple celebrity endorsements including Loren Ridinger, Eva Longoria, Kandi Burruss, Meagan Good and Lala Anthony.


FLAT OUT
"When you're out and your dogs are barking, you just gotta slip into Flat Out of Heels!"
Claudia Jordan
TV & RADIO PERSONALITY
#TEAMFLATOUT

WHAT WE DO

We don't want to ditch the heels; we want to supplement them with something supportive

Flat Out of Heels' rubber soles are simultaneously durable and rollable, able to be tucked away or unpacked at a moment's notice. This makes them a perfect solution for the person who wants a break from their heels but doesn't want to ditch them entirely.



The Solution To Stiletto Sore Feet



Comfort



Durability



Style



Sizing

We select high-quality materials that are machine washable and dryer safe. Upon purchase, customers also receive a beautiful, branded vinyl bag in which they can place their Flat Outs (before use) or high heels (once removed).


ALL THIS COMFORT IN A
"RED BOTTOM"
DURABLE ENOUGH FOR EVERYDAY USE
FLEXIBLE & LIGHTWEIGHT FOR ANY FOOT
FLATOUT
FLATOUTOFHEELS.COM

THE BUSINESS MODEL

Producing a useful shoe at a reasonable price

Flat Out of Heels retail at $29.99 and wholesale at $10. Our flats retail on our website, in retail boutiques and in vending machines for $24.99, with certain styles going for $39.99, and cost just $3 to produce, leaving us a margin of 75%.

Flat Out of Heels are available for customization, which has been the staple of our revenue from 2017-2020 while our Founder focused on building out the vending machine program. Flat Out was B2B only for two years and relaunched the B2C store in 2020.


FLATOUT
$29.99
Retail
$10.00
Wholesale
$24.99
Boutiques & Vending Machines


75%
Profit Margin

HOW WE ARE DIFFERENT

Women run, women supported

We're a woman-owned business that seeks to empower other women by solving a problem we ourselves have experienced.
Our creative distribution strategies, like selling our flats in vending machines gives us an important edge of convenience and innovation.

We make sure our flats do not cut corners on quality like other competitors we have seen. Our hard, durable soles roll and fold, but are also hard enough for daily wear and keeping out unwanted rocks or glass.









	After Flats		footzyfolds	cityslips	DrScholl's
Price	$29.97	$29.99	$22-69	$33.95	$14.97
Direct Competitor	Yes	—	No	No	No
Sold Online	Yes	Yes	Yes	Yes	No
Intelligent Machine	No	Yes	No	No	No
Celebrity Endorser	No	Yes	No	No	No

We believe our celebrity endorsements—all unpaid—demonstrate just how much of an impact we've been making.


FLATOUT
Bambi
LOVE & HIP HOP: ATL
#TeamFlatOut

THE VISION

Stepping up our game with a new CEO

We believe we have only scratched the surface of what we can do, and with motivated and energetic new leadership, we're poised to take things to the next level.



OUR LEADERSHIP

Our team has been rolling out results for almost 10 years

After running Flat Out of Heels since its founding in 2011, founder and former CEO Dawn Dickson passed the reigns of her successful company over to our new CEO, Danielle Shortt in August 2020.



Danielle has almost a decade of experience delivering dynamic, competent, powerful and exceptional results in the marketing realm, including experience she gained as a digital marketing strategist at our very own Flat Out of Heels.

She is motivated and extremely knowledgeable about industry trends and customer behavior needs—and she's ready to take over and give Flat Out of Heels the support it needs to continue to roll out results.

WHY INVEST

As people scrap their slippers, it's the perfect time to invest in footwear

As vaccines roll out and the world begins to open back up, we wouldn't be surprised if high-heel fanatics out on the town have forgotten just how much heels hurt.

We believe that the implementation of new Flat Out vending machines in strategic locations all over will be perfectly timed with a resurgence in Americans' social lives.


FedEx
FedEx
Express



Our Company Launches!

April 2011

Flat Out of Heels was launched to rescue women from the pain of high heels.



ALL THIS COMFORT IN A
"RED BOTTOM"
FLAT OUT

Newly redesigned shoes launch

June 2012

Flat Out launches the signature collection with hard, durable red soles, machine washable fabrics and extended sizes.



First Vending Machines launched

June 2013

Flat Out of Heels' shoe-selling vending machines first made their debut in 2013 at the Hartsfield-Jackson Atlanta International Airport (ATL) and Club LIV, a popular Miami nightspot.



Partnership with Market America

June 2014

Loren Ridinger, co-founder and SVP of the Internet retailing giant Market America|SHOP.COM, partnered with Dawn Dickson, founder of Flat Out of Heels,, to develop an exclusive collection.

Partnered with PopCom to rollout new machine

September 2016

Flat Out partnered with automated retail technology company PopCom, to build new, improved Flat Out of Heels machines.



Walmart

Flat Out Featured at Essence Festival with Walmart

July 2017

Flat Out of Heels was a featured Walmart at the 2017 Essence Festival in New Orleans along with several other Black owned businesses



DSW
FREE

Partnership with DSW

May 2019

In May 2019 Flat Out of Heels teamed up with DSW to provide co-branded rollable flats to all DSW customers as a gift with purchase (GWP) for orders over $39. The collaboration was a huge success!



New machine installed

November 2020

The first fully optimized Flat Out of Heels machine launched in Polaris Mall in Columbus, Ohio.

Launched on StartEngine

March 2021

Now YOU can own a part of our company!

Anticipated: 10 Year Anniversary Marketing Blitz

April 2021

Flat Out will unroll a new website and brand in celebration of the 10 year anniversary.



Anticipated: Launching 10 more vending machines

July 2021

Flat Out will partner with PopCom and 10 independent operators to launch vending machines selling Flat Outs across the country.



Anticipated: Launch Collection with Juliet Ibrahim in West Africa

October 2021

In the Press

CNBC · MSNBC · FASHION BOMB daily · BLACK ENTERPRISE · PYMNTS

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Meet Our Team



Dawn Dickson

Founder & Executive Chairman

Dawn Dickson-Akpoghene is a serial entrepreneur and inventor with over 20 years of experience in technology, marketing and business development. Dawn is considered to be a pioneer in the equity crowdfunding space.

She has founded five successful cash flow positive companies since 2001, including Flat Out of Heels (2011) where she serves as Executive Chairman (working 5 hours a week) and PopCom (2017) where she serves as full time CEO.

Dawn has received numerous awards and accolades for her business savvy and pitching skills, and has been invited to speak on numerous panels and workshops and featured in countless media outlets including being named to the inaugural Forbes Next 1000 list, being featured on the cover of Black Enterprise, seen in Entrepreneur magazine, Fortune, Fast Company, Venture Beat, Huffington Post, Essence Magazine, CNBC/Yahoo series 'The Biz Fix' with Marcus Lemonis, and MSNBC 'Your Biz' Elevator Pitch. Dawn has an expertise in raising traditional and non-traditional business capital, having raised millions of dollars for her ventures since 2001. In 2019, Dawn became the first female CEO globally to raise a secure token offering (STO) over $1 million using equity crowdfunding under Reg CF the JOBS Act. In 2020, Dawn raised a second fully subscribed equity crowdfunding campaign and a Reg A+ campaign bringing her total to $3M raised from over 5000 investors.

A recognized leader in entrepreneurship and technology, Dawn was in invited to testify before a Congressional Committee on Small Business in March 2020 in a hearing titled "Building Blocks of Change: The Benefits of Blockchain Technology for Small Businesses". Dawn is the winner of the 2020 OBWS Entrepreneur of the Year award, a graduate of the 2019 Nasdaq Milestone Maker program, she was honored as one of the National Urban League Young Professionals 'Heroes in the Movement', featured as INC Magazine Top 100 Female Founders, featured in Who's Who in Black Columbus, Who Who's in Black Atlanta, and honored as one of Legacy Miami's Top 40 Under 40 Leaders in South Florida. Dawn was awarded a design patent in 2020 for her invention of the PopShop Digital pop-up shop, an innovative new vending machine that leverages facial recognition and machine learning technology to capture customer data and insights.

Dawn received her B.A. in Journalism from The Ohio State University and studied technology at DeVry University. Dawn is a Techstars alumni, completing the program for her technology company PopCom in 2017. Additionally, Dawn is the host of the BARS! Podcast on Apple and Spotify where she shares her key learning as an entrepreneur over a hip-hop soundtrack. Dawn is a seasoned professional speaker, business advisor and angel investor. She continues to be recognized as one of the nation's top retail tech entrepreneurs.



Danielle Shortt

CEO

Known as the multi-credentialed CEO, Danielle has over 15 years of corporate retail experience, and she has worked within famous industry professionals such as Nicole Garner Scott and Claire Summers and has also worked with some of the most respected retail brands including DSW, Express, and Justice.

As the CEO of Flat Out of Heels, LLC a women's footwear company that encourages women to step out of pain inducing stilettos and step in to stylish, comfortable and convenient flats, Danielle is consistently innovating in the industry of marketing. Gracefully helping to bring million-dollar ideas to life while always striving to build the communities of her clients, and bring joy to the end consumer by selflessly working on their behalf.

Danielle graduated from Wright State University in Dayton, Ohio with a bachelor's degree in marketing. Born in Atlanta, GA and raised in Columbus, OH, Danielle now resides in Washington D.C. area where she has dedicated herself to living life on unwavering principles of excellence, integrity, trustworthiness, and service to others.

Danielle currently serves as the full-time CEO of Flat Out of Heels, working 40 hours a week.

Offering Summary

Company	Flat Out of Heels LLC
Corporate Address	1521 Alton Road, 592, Miami Beach, FL 33139
Offering Minimum	$9,994.19
Offering Maximum	$1,069,995.82
Minimum Investment Amount (per investor)	$160.09

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Units
Minimum Number of Shares Offered	437
Maximum Number of Shares Offered	46,786
Price per Share	$22.87
Pre-Money Valuation	$6,001,248.09

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 7% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% Bonus Shares.

Amount-Based:

Silver Tier | $1,000

Invest $1,000 and receive 2% Bonus Shares.

Gold Tier | $2,500+

Invest $2,500 and receive 5% Bonus Shares.

Platinum Tier | $5,000+

Invest $5,000 and receive 10% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Flat Out of Heels, LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 Class B Non-Voting Units at $22.87 / unit, you will receive an additional 10 units, meaning you'll own 110 units for $2,287. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

DANIELLE:

Welcome to Flat Out of Heels! My name is Danielle Shortt and I'm the CEO and I want to thank you for taking the time to learn about our amazing company. We are so thrilled to work with Start Engine for our crowdfunding campaign, and I am blessed to be a part of the Flat Out of Heels team. Fun fact, I was the email marketing manager years ago so this moment is truly full circle for me.

DAWN:

My name is Dawn Dickson-Akpoghene and I am the founder and executive chairman of Flat Out of Heels. I started the company 10 years ago with the mission of rescuing women's feet from painful high heels but since then it's turned into so much more. Ten years later we have thousands of customers around the world getting their shoes from vending machines, from stores, and especially online. I had to step down from my role in 2019 to run my company PopCom and I am so excited that Danielle has decided to come in, and take the helms, and drive the company to the next level.

DANIELLE:

I spent the last 15 years in positions at some of the best retail brands across the country including Express, DSW, L-Brands, and more. It was only right for me to join a brand where I could take my expertise, grow and build with the brand. There's been a genuine love for the brand since it started April of 2011 and that's exactly what keeps me going every single day.

DAWN:

We are so excited to invite our friends, our family, and especially our TeamFlatOut customers to join us for this round to raise capital to grow the business, scale our vending machines around the country, and really build our team to get to the next level. You can invest for a minimum of $160 and that's going to go to really taking us to 2021 and beyond.

DANIELLE:

Today, we've saved so many soles around the country, providing comfort to women everywhere. And now we invite you to join the next stage of our journey and become an investor in Flat Out of Heels.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

FLAT OUT OF HEELS LLC

A FLORIDA LIMITED LIABILITY COMPANY

EFFECTIVE AS OF MARCH 8, 2021

NOTE: THE SALE OR TRANSFER OF MEMBERSHIP UNITS IN THIS LIMITED LIABILITY COMPANY IS SUBJECT TO THE RESTRICTIONS SET FORTH IN ARTICLE VII OF THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT.

This Amended and Restated Limited Liability Company Operating Agreement (this "**Agreement**") is made and entered into effective as of December 15, 2014, by Vincent Davis, Dawn Dickson, Tameika Montgomery, Anthony Smith and any other persons who become members of Flat Out of Heels LLC pursuant to the terms hereof.

RECITALS:

A. Articles of Formation for Flat Out of Heels LLC (the "**Company**") were filed with the Florida Secretary of State on April 5, 2011.

B. Dawn Dickson, Tameika Montgomery and Vincent Davis entered into a Limited Liability Company Operating Agreement of the Company dated April 11, 2011.

C. Dawn Dickson, Tameika Montgomery, Vincent Davis and any other persons who became members of Flat Out of Heels LLC pursuant to the terms hereof now desire to amend and restate the Limited Liability Company Operating Agreement in its entirety as set forth herein.

NOW, THEREFORE, the Members agree as follows:

ARTICLE I.

DEFINITIONS

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"**Act**" means the Florida Limited Liability Company Act, as amended and/or supplemented from time to time.

"**Affiliate**" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer or director of such Person, (iv) any Person who is an officer, director, manager, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence, or (v) any Person who is a parent, grandparent, sibling, spouse, or lineal descendent of such Person. For purposes of this definition, the terms "controls," "is controlled by," or "is under common control with" mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract, or otherwise.

"**Agreement**" means this Limited Liability Company Operating Agreement as originally executed and as amended, supplemented, and/or restated from time to time.

"**Approved Transferee**" and "**Approved Transferees**" have the meanings set forth in Section 7.2.

"**Board of Managers**" means the Managers who are appointed to manage the business and affairs of the Company.

"**Capital Account**" as of any given date means the account mentioned for each Member pursuant to Section 5.3.

"**Capital Contribution**" means any contribution to the capital of the Company in cash, property, or services by a Member whenever made.

"**Class A Units**" means Class A Membership Units of the Company.

"**Class B Units**" means Class B Membership Units of the Company.

"**Code**" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

"**Commissioner**" has the meaning set forth in **Exhibit B**.

"**Company**" has the meaning set forth in the Recitals.

"**Company Option Period**" has the meaning set forth in Section 7.3(b).

"**Distributable Cash**" means all cash revenues and funds received by the Company, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Company's business; and (iii) such reserves as the Board of Managers deems reasonably necessary to the proper operation of the Company's business, including any amounts necessary for capital expenditures, for meeting expansion plans, and for providing all necessary working capital and any amounts required to meet any requirement of any loan agreement to which the Company is a party.

"**Evasion Terms**" has the meaning set forth in Section 7.3(c).

"**Fiscal Year**" means the Company's fiscal year, which shall end on September 30 each year.

"**including**" means including, without limitation.

"**Majority Interest**" means that number of Class A Units that, in the aggregate, exceeds fifty percent (50%) of the aggregate of all Class A Units.

"**Managers**" means those natural Persons who are appointed to the Board of Managers.

"**Member**" means each of the Persons specified in Section 2.6 of this Agreement and any Person who may hereafter become a Member pursuant to the terms of this Agreement or otherwise as provided in the Act.

"**Membership Interest**" means a Member's entire interest in the Company, including such Member's Membership Units and such other rights and privileges that the Member may enjoy by being a Member.

"**Membership Units**" means a unit of ownership in the Company. Membership Units shall be divided into Class A Units and Class B Units.

"**Net Profits**" and "**Net Losses**" mean for each taxable year of the Company an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated items) in accordance with the accounting method and rules used by the Company and in accordance with Section 703 of the Code with the following adjustments:

(i) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be added to such taxable income or loss;

(ii) any expenditure of the Company described in Section 705(a)(2)(B) of the Code and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be subtracted from such taxable income or loss;

(iii) if the value of any Company asset is adjusted pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits and Net Losses;

(iv) gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the value of the asset on the Company's books, notwithstanding that the adjusted tax basis of such asset differs from such value;

(v) if Company property is reflected on the Company's books at a value that differs from its tax basis, then Company income, gain, loss and deduction shall (in accordance with Treasury Regulation §1.704-1(b)(2)(iv)(g)) include Company income, gain, loss, and deduction determined by reference to the value of such property on the Company's books, but shall exclude income, gain, loss and deduction determined by reference to the value of such property as determined for income tax purposes; and

(vi) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Unit or Economic Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses.

"**Notice**" has the meaning set forth in Section 7.3(a).

"**Notice of Company Option Exercise**" has the meaning set forth in Section 7.3(b).

"**Offer**" has the meaning set forth in Section 7.3(a).

"**Offer Units**" has the meaning set forth in Section 7.3(a).

"**Offer Price**" has the meaning set forth in Section 7.3(a).

"**Person**" means any individual, entity, general partnership, limited partnership, limited liability company, corporation, association, joint venture, trust, business trust, or cooperative and the heirs, executors, successors, and assigns of such person.

"**Proposed Acquirors**" has the meaning set forth in Section 7.3(a).

"**Proposed Closing Time**" has the meaning set forth in Section 7.3(a).

"**Transfer**" means any bequest, sale, conveyance, transfer, pledge, encumbrance, assignment, or other disposition, whether voluntary, involuntary, or by operation of law.

"**Treasury Regulations**" means proposed, temporary, and final regulations promulgated under the Code as of the effective date of the Company's Articles of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

ARTICLE II.

FORMATION OF COMPANY

2.1 Formation. Effective as of April 5, 2011, Articles of Organization were filed with the Florida Secretary of State in accordance with and pursuant to the Act.

2.2 Name. The name of the Company is Flat Out of Heels LLC.

2.3 Authorized Membership Units. The Company's authorized number of Membership Units is 10,000,000 with 200,000 Membership Units designated as Class A Units and 9,800,000 as Class B Units.

2.4 Principal Executive Office. The principal executive office of the Company is located at 1900 N. Bayshore Drive, Suite 1604, Miami, Florida 33132. The Company may locate its principal executive office at any other place or places as the Board of Managers deems advisable.

2.5 Registered Agent. The Company's initial registered agent is Dawn Dickson, and the street address of the registered agent is 1900 N. Bayshore Drive, Suite 1604, Miami, Florida

33132. The Board of Managers may change the Company's registered agent by filing the name and address of the new registered agent with the Florida Secretary of State pursuant to the Act.

2.6 Term. The term of the Company shall be perpetual unless the Company is earlier dissolved in accordance with either the provisions of this Agreement or the Act.

2.7 Names of Members. The names and addresses of the Members are set forth in **Exhibit A**.

ARTICLE III.

BUSINESS OF COMPANY

3.1 Purpose. Except as expressly restricted by the Company's Articles of Organization or this Agreement, the Company may engage in any lawful act or activity for which a limited liability company may be organized under the Act, and may engage in all other activities incidental or related to the foregoing.

3.2 General Powers. Except as expressly restricted by the Company's Articles of Organization or this Agreement, the Company shall have, and may exercise, all powers and rights that a limited liability company may legally exercise pursuant to the Act.

3.3 Membership Units. The capitalization of the Company is set forth on **Exhibit A** hereto. The Company shall have two classes of Membership Units, Class A Units and Class B Units. The Class B Units shall have no voting rights except as expressly set forth in this Agreement and all actions submitted to the Members for approval shall be based on the approval of Members holding the requisite percentage of Class A Units as called for in this agreement. Other than the voting rights attributed to Class A Units, Class A Units and Class B Units shall have identical rights.

ARTICLE IV.

MEETINGS OF MEMBERS

4.1 Meetings of Members. Meetings of the Members may be called at any time by the Board of Managers or by any Member or Members holding a Majority Interest.

4.2 Place of Meetings. The Members holding a Majority Interest may designate any place within or outside the State of Florida for any meeting of the Members. If no designation is made, the place of meeting shall be the principal executive office of the Company.

4.3 Notice of Meetings. The Board of Managers shall provide written notice of a meeting to each Member, stating the place, day, and hour of the meeting, and the purpose or purposes for which the meeting is called. Such notice shall be delivered not less than three (3), nor more than sixty (60), days before the date of the meeting.

4.4 Record Date. For the purpose of determining Members entitled to notice of a meeting, the date on which notice of the meeting is provided shall be the record date.

4.5 Quorum. Members holding at least a Majority Interest, represented in person or by proxy, shall constitute a quorum at any meeting of Members.

4.6 Manner of Acting. If a quorum is present, the affirmative vote of Members holding a majority of the number of Class A Units represented at such meeting in person or by proxy shall be the act of the Members, unless the vote of a greater proportion is otherwise required by the Act or by this Agreement. Unless otherwise required by the Act or required by this Agreement, the holder of one or more Class B Units shall not be entitled (as a result of the ownership of such Class B Units) to cast a vote or to give his or her consent to any action or proposed action of the Members.

4.7 Proxies. At all meetings of Members, a Member may vote in person or by written proxy executed by the Member or the Member's attorney in fact.

4.8 Action by Members Without a Meeting. Members holding a Majority Interest (or such greater proportion as required under the Act or this Agreement) may take action without a meeting by written consent. Any such consent shall be delivered to the Company for inclusion in the minutes or for filing with the Company records. Upon the Company's receipt, the Board of Managers shall deliver a copy of such consent to the Members.

4.9 Waiver of Notice. A Member may at any time waive, in writing, notice of a meeting. By attending a meeting without protesting the lack of proper notice before or at the beginning of the meeting, a Member waives notice of the meeting.

ARTICLE V.

CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

5.1 Capital Contributions.

(a) The Members' initial Capital Contributions to the Company consist of (i) certain cash consideration and (ii) certain other assets described in **Exhibit A**.

(b) No Member or any of its Affiliates shall be required to guarantee or provide any credit support for Company debt or provide any additional Capital Contributions.

(c) The values of the Members' Capital Contributions are specified in **Exhibit A**.

5.2 No Withdrawal. No Member may withdraw any part of its Capital Account without the unanimous consent of the Members.

5.3 Capital Accounts.

(a) The Company will maintain a separate Capital Account for each Member in accordance with Treasury Regulation § 1.704-1(b)(2)(iv). Each Member's Capital Account will be increased by: (i) the amount of money such Member contributes to the Company; (ii) the fair market value of property such Member contributes to the Company (net of liabilities secured by such contributed property that the Company, under Section 752 of the Code, is considered to assume or take subject to); (iii) allocations of Net Profits to such Member; and (iv) any items in the nature of income and gain which are specially allocated to the Member pursuant to paragraphs (a), (b), (c), (d), (e), (f) and/or (g) of **Exhibit B**. Each Member's Capital Account will be decreased by: (A) the amount of money the Company distributes to such Member; (B) the fair market value of property the Company distributes to such Member (net of liabilities secured by such distributed property that such Member, under Section 752 of the Code, is considered to assume or take subject to); (C) any items in the nature of deduction and loss that are specially allocated to the Member pursuant to paragraphs (a), (b), (c), (d), (e), (f), and/or (g) of **Exhibit B**; and (D) allocations to the account of such Member of Net Losses.

(b) The manner by which the Company maintains Capital Accounts pursuant to this Section 5.3 is intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If, in the opinion of the Company's accountants, the manner by which the Company maintains Capital Accounts pursuant to the preceding provisions of this Section 5.3 should be modified in order to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 5.3, the method by which the Company maintains Capital Accounts shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

(c) Except as otherwise required in the Act, no Member shall have any liability to restore all or any portion of a deficit balance in such Member's Capital Account.

5.4 Priority and Return of Capital. Except as may be expressly provided in Article VI, no Member shall have priority over any other Member as to the return of Capital Contributions, Net Profits, Net Losses, or distributions; provided that this Section 5.4 shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

ARTICLE VI.

ALLOCATIONS, DISTRIBUTIONS, ELECTIONS, AND REPORTS

6.1 Allocations of Net Profits and Net Losses. Except as provided in **Exhibit B**, the Net Profits and Net Losses for each fiscal year will be allocated to the Members in accordance with their respective number of Membership Units.

6.2 Distributions. All distributions of Distributable Cash shall be approved by the Board of Managers (except for distributions pursuant to Section 6.3) and made to the Members in the same manner as Net Profits and Net Losses are allocated pursuant to Section 6.1. Any proceeds from the sale of Company property which results in a termination of the Company shall be distributed in accordance with Article IX.

6.3 Income Tax Distributions. Except as provided in this Section 6.3, the Company shall make a distribution to each Member at least annually in an amount not less than the sum of the highest marginal federal, state, and local income tax rates applicable to any Member multiplied by the amount of Net Profits allocated that year to that particular Member in the same manner as Net Profits and Net Losses are allocated pursuant to Section 6.1. Any amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member pursuant to this Section 6.3.

6.4 Financial Statements. The Company shall deliver to each Member, upon request and within a reasonable time after such request, financial statements of the Company as of the close of business on the last day of, and for the period constituting, its Fiscal Year. A Member may have performed, at such Member's sole expense, audits of the books and records of the Company, provided that the Member gives the Company reasonable advance notice of any such audit and the audit is conducted during the Company's regular business hours without unduly interfering with the normal conduct of the Company's business.

6.5 Interest On and Return of Capital Contributions. No Member shall be entitled to interest on such Member's Capital Contribution or, except as otherwise specifically provided herein, to return of such Member's Capital Contribution.

6.6 Election Under Section 754. The Company may elect, pursuant to Code Section 754, to adjust the basis of Company property when a Member sells such Member's Membership Units. To the extent that any adjustment to the tax basis of any Company asset is made pursuant to Code Sections 734(b) or 743(b) as a result of such an election, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulation §1.704-(b)(2)(iv)(m).

ARTICLE VII.

NEW MEMBERS; TRANSFERABILITY

7.1 Admission of New Members.

(a) The Board of Managers may admit new Members.

(b) No Person shall be admitted as a new Member of the Company unless (i) such Person is added as a party to this Agreement and duly and validly agrees in a writing in form substantially similar to the counterpart signature page set forth at **Exhibit C** hereto to be bound by the terms and conditions of this Agreement and (ii) either (A) the Board of Managers shall have voted to approve the admission of such Person as a new Member or (B) the Transfer to such person of Membership Units is a Transfer permitted by this Article VII.

(c) Upon the admission of a new Member in accordance with the Act and this Agreement, the new Member shall pay to the Company such Member's Capital Contribution, the Board of Managers shall establish a Capital Account which shall be credited with the Capital Contribution of the new Member, and the Members' Membership Units and **Exhibit A** shall be adjusted accordingly.

7.2 Restrictions on Transfer.

(a) No Member shall Transfer any or all such Member's Membership Units except as specifically permitted by, and in strict compliance with, this Article VII. Any purported Transfer by a Member of any or all of such Member's Membership Units not in strict compliance with this Article VII shall be null, void, and of no legal force or effect.

(b) A Member shall be permitted to Transfer any or all of such Member's Membership Units free of the requirements under Section 7.3 to any or all of (i) one or more of the Persons that is a Member immediately prior to such Transfer, (ii) the parents, spouse, or lineal descendants (meaning children, grandchildren, great grandchildren, and similar descendants, but not nieces, nephews, cousins, sisters, brothers, or other similar relatives) of a natural person who is a Member immediately prior to such Transfer, (iii) a trust which has as its sole beneficiaries Persons described in the preceding clauses (i) and (ii), and (iv) the Company (each an "Approved Transferee" and collectively the "Approved Transferees"); provided that such Transfer otherwise complies with the terms of this Article VII and that concurrently with or prior to any such Transfer, the Company, at its option, shall have received an opinion of counsel acceptable to the Company that such Transfer complies with all applicable federal and state securities laws.

(c) The Company shall not enter any Transfer of any Unit of any Member on the books or records of the Company unless, prior to such Transfer, the Board of Managers has determined that such Transfer is in accordance with the terms of this Agreement.

7.3 Right of First Refusal.

(a) If a Member desires to Transfer any or all of such Member's Membership Units and solicits or receives a bona fide offer to acquire such Membership Units that such Member desires to accept (an "**Offer**"), then such Member shall promptly, but not more than ten (10) business days after receipt of the Offer, give the Company written notice of the Offer (the "**Notice**"). The Notice shall specify: (i) the number of Membership Units which are the subject of the Offer (the "**Offer Units**"); (ii) the identity, residence address, and resume of the proposed acquiror of the Offer Units and of each Person that will have a legal or beneficial interest in the Offer Units (collectively, the "**Proposed Acquirors**"); (iii) all terms of the transaction that is proposed by the Offer; (iv) the price per Unit for the Offer Units, including a detailed description of the terms of payment and of any non-cash consideration to be received by such Member (the "**Offer Price**"); and (v) the proposed time and date of closing of the Offer transaction, which shall not be sooner than sixty-one (61) days after receipt by the Company and the other Members of the Notice (the "**Proposed Closing Time**"). True and complete copies of all documents relating to, referencing, or containing the terms and provisions of the proposed Transfer of the Offer Units must be appended to the Notice.

(b) Beginning on the date the Company receives an effective Notice and ending thirty (30) days thereafter (the "**Company Option Period**"), the Company shall have the exclusive right (but not the obligation) to acquire the Offer Units for the Offer Price upon the terms and conditions proposed in the Offer. The Company may exercise its option by delivering, within the Company Option Period, to the Member who has given Notice and to each of the other Members a writing stating that the Company has elected to acquire the Offer Units pursuant to this Section 7.3 (the "**Notice of Company Option Exercise**"). The Board of

Managers shall decide whether the Company exercises its option. The Notice of Company Option Exercise shall stipulate a closing date for the Company's acquisition of the Offer Units that shall be on or before the later of (i) sixty (60) days after the date on which the Company received an effective Notice or (ii) the Proposed Closing Time.

(c) If the Offer Price includes non-cash consideration, the Company may substitute cash in an amount equal to the approximate fair market value (as reasonably determined by the Board of Managers) of the non-cash consideration. If the Offer contains any terms or provisions that the Board of Managers determines will be more onerous to the Company or its Members than to the Proposed Acquirors ("**Evasion Terms**"), the Board of Managers may permit the Company to exercise its respective options described in Sections 7.3(b) and to acquire the Offer Units without complying with such Evasion Terms; provided, however, the Board of Managers shall not be permitted to reduce, or to extend the time for payment of, cash consideration included in the Offer Price which is (i) not contingent, (ii) fixed in amount, and (iii) payable on a date fixed by the Offer. The provisions of this Section 7.3(c) shall not be avoided by the inclusion in any Offer of terms and provisions that would have the effect (actual or potential) of making the Offer more onerous or expensive if consummated by the Company or the Members than if consummated by the Proposed Acquirors.

(d) If the Company Option Period expires without the election by the Company to acquire all of the Offer Units, then, upon satisfaction of all conditions under this Agreement (including Section 7.1) and receipt by the Company, at its option, of an opinion of counsel acceptable to the Company that the transfer of the Offer Units pursuant to the Offer complies with all applicable federal and state securities laws, the Member who has given the Notice shall be free to transfer the Offer Units to the Proposed Acquirors by the Proposed Closing Time on the exact terms and conditions set forth in the Offer. Any variation of or amendment, modification, or supplement to such terms and conditions shall create a new offer subject to the provisions of Sections 7.3(a), 7.3(b), 7.3(c), and 7.3(d), and if the Offer transaction is not consummated by the Proposed Closing Time, it shall be a new Offer subject to the provisions of Sections 7.3(a), 7.3(b), 7.3(c), and 7.3(d).

ARTICLE VIII.

MANAGEMENT OF COMPANY

8.1 Management. Except to the extent otherwise provided in this Agreement, the Board of Managers shall direct, manage, oversee, and control the business and operations of the Company. The Board of Managers may delegate the day-to-day operation of the Company to certain officers by appointing such officers as it deems appropriate. The officers shall perform such duties as the Board of Managers determines. No Member may act on behalf of the Company in derogation of the authority, power, and discretion of the Board of Managers. Without limiting the generality of the foregoing, and subject to any restrictions in the Company's Articles of Organization or this Agreement, the Board of Managers may authorize the Company to:

(a) make distributions to the Members;

(b) endorse any instrument or act as an accommodation party or otherwise become a guarantor or surety for any Person;

(c) borrow or lend money or make, deliver, or accept any commercial paper;

(d) execute any mortgage, bond, or lease;

(e) purchase or sell real or personal property;

(f) incur any expense or liability;

(g) establish the Company's policies with respect to personnel, environmental, health and safety, accounting, internal audit, tax, and other management functions;

(h) hire and fire, and determine the compensation of, the Company's executive employees, officers and agents; and

(i) obtain appropriate types and amounts of insurance for the Company and its assets.

8.2 Board of Managers - Number, Appointment and Tenure.

(a) The Company shall initially have one Manager, who shall constitute the Board of Managers. The Members holding a Majority Interest may alter the number of Managers from time to time. The initial Manager shall be Dawn Dickson.

(b) A Manager shall serve until the earliest of the Manager's resignation, removal by the Members holding a Majority Interest, or death. The Members holding a Majority Interest shall fill any vacancy occurring for any reason in the Board of Managers.

8.3 Meetings of the Board of Managers.

(a) A meeting of the Board of Managers may be held at any time, may be called by any Manager, or may be called by the Members holding a Majority Interest, by giving written notice to all Managers. Such written notice shall set forth the place, day, and time of the meeting and the purpose or purposes for which the meeting is held. The written notice shall be delivered not less than five (5) days, and not more than thirty (30) days, before the date of the meeting. Managers may participate in meetings of the Board of Managers by means of a conference telephone or similar communications equipment by which all persons participating can hear each other at the same time, and participation by such means shall constitute presence in person at such meeting.

(b) A majority of Managers shall constitute a quorum at any meeting of the Board of Managers. If a quorum is present, the majority vote of the Managers present shall be the act of the Board of Managers.

(c) In the absence of a quorum at any meeting, a majority of the Managers participating may, without further notice, adjourn the meeting to reconvene within ten (10) days. However, if the adjournment is for more than ten (10) days, a notice of the rescheduled meeting shall be given to each Manager. At the rescheduled meeting at which a quorum exists, the Managers may transact any business that could have been transacted at the meeting as originally noticed.

(d) Unless otherwise expressly provided in this Agreement or required by applicable law, Managers who have or may have conflicting interests in the outcome of any matter upon which the Board of Managers votes or consents must disclose such interest to the other Managers in reasonable detail. After disclosure, any Manager, including the Manager who disclosed his or her interest, may vote upon or consent to any such matter.

(e) Action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken and signed by a majority of the Managers entitled to vote. Action taken by written consent under this Section 8.3 is effective when a majority of the Managers entitled to vote have signed the consent, unless the consent specifies a different effective date.

(f) At any time, any Manager may waive in writing any required notice.

8.4 Restrictions on the Authority of the Board of Managers. The Board of Managers shall not do any of the following acts without the approval of Members holding a Majority Interest:

(a) transfer or sell all or substantially all of the Company's assets;

(b) subject to the provisions of Article VII, admit a new Member to the Company;

(c) convert the Company into, or merge or consolidate the Company with, any other Person;

(d) except as otherwise permitted under Article VII, redeem, purchase, or otherwise acquire any Unit;

(e) except as contemplated by Section 8.6 or any other indemnity provision of this Agreement, cause the Company to lend any funds to, or to guaranty the debts or obligations of, any Member; or

8.5 Standard of Care. Each Member, Manager, and officer (if any) shall perform such Person's duties in good faith, in a manner such Person reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The Member, Manager, or officer who so performs the duties as a Member, Manager, or officer shall not have any liability by reason of being or having been a Member, Manager, or officer of the Company. In performing such Person's duties, the Member, Manager, or officer shall be entitled to rely upon such information, opinions, reports, or statements, including financial statements or other financial data, presented or prepared by (a) any of the Company's other Members, Managers, officers, or employees whom such Member, Manager, or officer reasonably believes are reliable and competent in the matters prepared or presented, or (b) any other Person, including lawyers or accountants, as to matters which such Member, Manager, or officer reasonably believes are within such Person's professional or expert competence. No Member, Manager, or officer shall be personally liable to the Company in monetary damages for breach of a duty to the Company unless it is proved in a court of competent jurisdiction that such Person's action or failure to act (i) was not in good faith, (ii) was undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company, (iii) resulted in an improper personal benefit to such Person or any Affiliates at the expense of the Company, (iv) constituted fraud or deceit, or (v) was a knowing violation of law.

8.6 Indemnification. The Company shall indemnify to the extent permitted by law each person who is or was a manager, member, officer, or employee of the Company or such other Persons covered by the Act.

8.7 Bank Accounts. As directed by the Board of Managers, the Managers or the Company's officers may open and maintain bank accounts in the name of the Company at such banks as the Board of Managers may designate.

8.8 Compensation and Reimbursement. The Company may compensate its officers and employees (if any), as determined by the Board of Managers. The Company may, but shall not be required to, compensate its Managers for their services in such capacity. Managers and officers of the Company shall be entitled to reimbursement by the Company for reasonable expenses incurred, including travel expenses, on behalf of the Company.

8.9 Right to Rely on the Managers. Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by any Manager as to the identity of any Member, Manager, or officer of the Company or the Persons who are authorized to execute and deliver any instrument or document of the Company.

8.10 Tax Matters "Partner". The Members holding a Majority Interest shall designate a tax matters "partner" of the Company for purposes of federal and state income tax matters. The initial tax matters "partner" of the Company shall be Dawn Dickson. The tax matters "partner" shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Consent of Members holding a Majority Interest shall be required to extend the applicable statute of limitation period for the assessment or enforcement of any federal, state, or local income tax.

8.11 Action Authorized by Members. Notwithstanding anything to the contrary provided in this Article VIII, any action of the Company that may be authorized by the Board of Managers may be authorized and taken when such action is authorized by the unanimous written consent of the Members holding Class A Units.

ARTICLE IX.

DISSOLUTION AND TERMINATION

9.1 Dissolution. The Company shall be dissolved upon the unanimous agreement of the Members holding Class A Units.

9.2 Effect of Filing of Certificate of Dissolution. Upon the filing with the Florida Secretary of State of articles of dissolution, the Company shall continue its existence until the winding up of its affairs is completed.

9.3 Winding Up, Liquidation, and Distribution of Assets.

(a) Upon dissolution, the Board of Managers shall immediately proceed to wind up the affairs of the Company, unless the Members, by an affirmative vote of the Members holding a Majority Interest, elect to continue the business of the Company in order to maximize its value as a going concern for eventual sale.

(b) If the Company is dissolved and its affairs are to be wound up, the Board of Managers shall:

(i) sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Board of Managers may determine to distribute any assets to the Members in kind),

(ii) allocate any Net Profit or Net Loss resulting from such sales to the Members' Capital Accounts in accordance with Article VI,

(iii) discharge all known liabilities of the Company, including liabilities to Members who are also creditors, to the extent permitted by law, other than liabilities to Members for distributions and the return of capital, and establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such reserves shall be deemed to be an expense of the Company), and

(iv) distribute the remaining assets in the following order:

(A) If any assets of the Company are to be distributed in kind, the net fair market value of such assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Members. Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value.

(B) The positive balance (if any) of each Member's Capital Account (as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs) shall be distributed to the Members, either in cash or in kind, as determined by the Members, with any assets distributed in kind being valued for this purpose at their fair market value. Any such distributions to the Members in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in Treasury Regulations §1.704 l(b)(2)(ii)(b)(2).

(c) Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treasury Regulations §1.704 l(b)(2)(ii)(g), if any Member has a deficit in such Member's Capital Account (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

ARTICLE X.

REPRESENTATIONS, WARRANTIES, AND COVENANTS

Each Member hereby represents, warrants, and covenants that:

10.1 Due Organization; Authorization of Agreement. If the Member is a corporation or other business entity, such Member is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery, and performance of this Agreement have been duly authorized by all necessary action. This Agreement constitutes the legal, valid, and binding obligation of such Member.

10.2 No Conflict with Restrictions; No Default. Neither the execution, delivery, and performance of this Agreement nor the consummation by such Member of the transactions contemplated hereby will conflict with, violate, or result in a breach of: (a) any of the terms, conditions, or provisions of any law, regulation, order, writ, injunction, decree, determination, or award of any court, any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator, applicable to such Member; or (b) any of the terms, conditions, or provisions of the organizational or governance documents of such Member if it is a corporation or other business entity or of any material agreement or instrument to which such Member is a party or by which such Member is or may be bound or to which any of his, her, or its material properties or assets is subject.

10.3 Securities. Such Member is acquiring his, her, or its Membership Units only for his, her, or its own account and not on behalf of any other Person, and only for the purpose of holding for investment and not with a view to any further distribution thereof. No other Person is participating with, or providing or otherwise arranging funds, or credit for such Member in respect to the acquisition of his, her, or its Membership Units. Except as contemplated by Article VII of this Agreement, such Member has no agreement, arrangement, or understanding for transfer of any part of his, her, or its Membership Units to any other Person. Subject to and in addition to all of the restrictions on transfer contained in this Agreement, such Member shall not offer for sale or sell any part of his, her, or its Membership Units except upon acceptance by the Company of an opinion of counsel for the purchaser in such form as is satisfactory to counsel for the Company that registration under federal and state securities laws is not required. Such Member (a) either has such knowledge and experience in financial and business matters, or has the advice or representation of a person or entity having such knowledge and experience, to be able to evaluate the merits and risks of his, her, or its investment in the Company or has been given or had access to sufficient information regarding the Company to evaluate the investment in his, her, or its Membership Units being acquired, and (b) is able to bear the economic risk of the investment in his, her, or its Membership Units and to hold the same for purposes of investment. Such Member is aware that no market exists for the resale of his, her, or its Membership Units.

ARTICLE XI.

MISCELLANEOUS PROVISIONS

11.1 Notices. Any notice given pursuant to this Agreement shall be deemed to have been sufficiently given or served for all purposes to a party (a) if delivered personally to such party or to an executive officer of such party to whom the same is directed, (b) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or Company's facsimile number, as appropriate, which is set forth in this Agreement) by facsimile, with receipt confirmed by telephone, (c) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or Company's address, as appropriate, which is set forth in this Agreement) by regularly scheduled overnight delivery carrier with delivery fees either prepaid or an arrangement, satisfactory with such carrier, made for the payment thereof, or (d) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or Company's address, as appropriate, which is set forth in this Agreement) by registered or certified mail, postage and charges prepaid. Any such notice shall be deemed to be given (i) upon personal delivery, as provided above, (ii) upon telephonic confirmation of receipt of notice sent by facsimile, as provided above, (iii) one (1) business day after delivery to a regularly scheduled overnight delivery carrier, addressed and sent as provided above, or (iv) three (3) business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as provided above.

11.2 Application of Florida Law. This Agreement and its interpretation shall be governed exclusively by the laws of the State of Florida.

11.3 No Right of Partition. No Member shall have the right to partition any property of the Company during the term of this Agreement, nor shall any Member make application to any court or other authority having jurisdiction in the matter or commence or prosecute any action or proceeding for partition or the sale thereof. Upon any breach of the provisions of this Section 11.3 by any Member, each of the other Members, in addition to all rights and remedies in law and in equity any of them may have, shall be entitled to a decree or order restraining and enjoining such application, action, or proceeding.

11.4 Amendments. This Agreement may not be amended except by the unanimous written agreement of all of the Members; provided, however, that without consent of any Member, the Board of Managers may amend this Agreement to reflect changes validly made in the membership of the Company, including, but not limited to, amending **Exhibit A** to reflect the Membership Units and the Capital Contributions of, and other information respecting, the Members.

11.5 Waivers. The failure of any party to seek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

11.6 Heirs, Successors, and Assigns. Each provision of this Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors, and assigns.

11.7 Unenforceable Provision. If any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had not been contained herein.

11.8 Entire Agreement. This Agreement contains the entire understanding among the Members with respect to its subject matter.

11.9 Creditors. No provision of this Agreement shall be for the benefit of, or enforceable by, any creditor of the Company.

11.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute the same instrument.

11.11 Construction. Whenever the singular form of a word is used in this Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders, and vice versa.

11.12 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned Members have executed this Agreement effective as of the date first written above.

Vincent Davis

Dawn Dickson

Tameika Montgomery

Anthony Smith

Brandan Craft

Marcus Stroud

Blythe K. Robinson

Christopher Williams

Michael Williams

Florence Barnes

EXHIBIT A

Member/Date	Class A Membership Units	Class B Membership Units	Initial Capital Contribution	Value of Capital Contribution
Marcus Stroud (11/2012)	0	5,094	$10,400	$10,400
Vincent Davis (4/2011)	0	9,790	$20,000	$20,000
Dawn Dickson (4/2011)	154,503	0	$315,233	$315,233[1]
Tameika Montgomery (4/2011)	0	11,003	$22,455	$22,455
Anthony Smith (9/2011)	0	16,163	$33,000	$33,000
Brandan Craft (6/2011)	0	9,923	$20,276	$20,276[2]
Blythe K. Robinson (10/2012)	0	4,983	$10,150	$10,150
Angela Benton (2/2015)	0	6,618	$0	$13,522[3]
Michael Williams (1/2014)	0	4,895	$10,000	$10,000
Florence Barnes (12/2014)	0	9,792	$20,000	$5,000

1 The entire contribution is made up of the value of the transferred trademark, goodwill, confidential contact list and manufacturing connections.
2 The entire contribution is in exchange for services performed.
3 The entire contribution is in exchange for services performed.

EXHIBIT B

Special Allocations to Capital Accounts
and Certain Other Income Tax Allocations

Notwithstanding Section 6.1 hereof:

(a) If there is a net decrease in "Company minimum gain" (within the meaning of Treasury Regulations §1.704-2(d)) for a fiscal year, then, subject to the last paragraph of this **Exhibit B**, there shall be allocated to each Member items of income and gain for that year equal to that Member's share of the net decrease in minimum gain (within the meaning of Treasury Regulations §1.704-2(g)(2)). The foregoing is intended to be a "minimum gain chargeback" provision as described in Treasury Regulations §1.704-2(f) and shall be interpreted and applied in all respects in accordance with that Treasury Regulations Section.

If during a fiscal year there is a net decrease in partner (Member) nonrecourse debt minimum gain (as determined in accordance with Treasury Regulations §1.704-2(i)(3)), then, in addition to the amounts, if any, allocated pursuant to the preceding paragraph, any Member with a share of that nonrecourse debt minimum gain (determined in accordance with Treasury Regulations §1.704-2(i)(5)) as of the beginning of the fiscal year shall, subject to the last paragraph of this **Exhibit B**, be allocated items of income and gain for that year (and, if necessary, for succeeding years) equal to that Member's share of the net decrease in such nonrecourse minimum gain. The foregoing is intended to be the "chargeback of partner [Member] nonrecourse debt minimum gain" required by Treasury Regulations §1.704-2(i)(4) and shall be interpreted and applied in all respects in accordance with that Treasury Regulations Section.

The allocations set forth in the two preceding paragraphs of this **Exhibit B** shall be subject to the exceptions provided by: (i) Treasury Regulations §§1.704-2(f)(2) and (f)(3); (ii) the Commissioner of the Internal Revenue Service ("**Commissioner**") pursuant to Treasury Regulations §1.704-2(f)(5) (except that if the Company shall have any discretion as to an exception set forth pursuant to Treasury Regulations §1.704-2(f)(5), the Members may exercise such discretion on behalf of the Company); and (iii) Treasury Regulations §1.704-2(i)(4), including exceptions that such Treasury Regulations Section incorporates by reference to those provided pursuant to Treasury Regulations §§1.704-2(f)(2) and (f)(3) and including exceptions provided by the Commissioner pursuant to the Commissioner's authority provided by analogy to Treasury Regulations §1.704-2(f)(5) (and subject to the Member's exercise of any Company discretion as to these exceptions). The Members shall, if the application of the minimum gain chargeback requirements would cause a distortion in the economic arrangement among the Members, ask the Commissioner to waive the minimum gain chargeback requirements pursuant to Treasury Regulations §§1.704-2(f)(4) and 1.704-2(i)(4).

(b) If during any Fiscal Year a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4), (5), or (6), which causes or increases a deficit balance in such Member's Capital Account, there shall be allocated to the Member items of income and gain (consisting of a pro rata portion of each item of Company income (including gross income) and gain for such year) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible. The foregoing is intended to be a "qualified income offset" provision as described in Treasury Regulations §1.704-1(b)(2)(ii)(d), and shall be interpreted and applied in all respects in accordance with that Treasury Regulations Section.

(c) If the allocation of any item of loss or deduction for any Fiscal Year pursuant to Section 6.1 would cause or increase a deficit balance in the Capital Account of any Member as of the end of such Fiscal Year, then, to the extent the allocation of such item of loss or deduction would have such effect, it shall be allocated instead (i) first, among those Members having positive balances in their Capital Accounts as of the end of such Fiscal Year in proportion to the positive balances in their respective deficit Capital Accounts, and (ii) thereafter, as provided in Section 6.1. For the purposes of this Section (c), in determining whether the allocation of any item of loss or deduction for any Fiscal Year pursuant to Section 6.1 would cause or increase a deficit balance in the Capital Account of any Member as of the end of such Fiscal Year, such Member's Capital Account shall be reduced for items listed in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4),(5), and (6).

(d) Notwithstanding anything to the contrary in this **Exhibit B** or Article VI, any item of deduction, loss, or Code Section 705(a)(2)(B) expenditure that is attributable to "partner [Member] nonrecourse debt" shall be allocated in accordance with the manner in which the Members bear the economic risk of loss for such debt (determined in accordance with Treasury Regulations §1.704-2(i)).

(e) Beginning in the first taxable year in which there are allocations of "nonrecourse deductions" (as described in Treasury Regulations §1.704 2(b)), such deductions shall be allocated to the Members in the same manner as Net Profit or Net Loss is allocated for such period.

(f) All recapture of income tax deductions resulting from sale or disposition of Company property shall be allocated to the Member(s) to whom the deduction that gave rise to such recapture was allocated hereunder to the extent that such Member is allocated any gain from the sale or other disposition of such property.

(g) Any credit or charge to the Capital Accounts of the Members pursuant to Sections (a), (b), (c), (d), and/or (e) of this **Exhibit B** shall be taken into account in computing subsequent allocations of profits and losses pursuant to Section 6.1, so that the net amount of any items charged or credited to Capital Accounts pursuant to Sections 6.1 and 6.2 and Sections (a), (b), (c), (d), and/or (e) of this **Exhibit B** shall, to the extent possible, be equal to the net amount that would have been allocated to the Capital Account of each Member pursuant to the provisions of this **Exhibit B** or Article VI if the special allocations required by Sections (a), (b), (c), (d), and/or (e) of this **Exhibit B** had not occurred.

EXHIBIT C

[COUNTERPART SIGNATURE PAGE]

The undersigned hereby executes and delivers this counterpart signature page to the Limited Liability Company Operating Agreement of Flat Out of Heels, LLC (the "Company") among the Company's members, as amended from time to time (the "Agreement"). Concurrently with the execution of this counterpart signature page, the undersigned will become a Member of the Company holding Class ___ Units under the terms of the Agreement, and will become bound by the provisions (including restrictions on transfer) thereto.

[If Individual]

____
Name: ________________________________

[If Entity]

By: __________________________________
Name: ________________________________
Its: __________________________________

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Danielle Shortt <danielle@flatoutofheels.com> 3/26/2021 4:04 PM

Fwd: You're the first to know about this investment opportunity!

To Dawn Dickson <dawn@flatoutofheels.com>

FLAT OUT

DANIELLE SHORTT // CEO
FLAT OUT OF HEELS
DANIELLE@FLATOUTOFHEELS.COM
WWW.FLATOUTOFHEELS.COM

Begin forwarded message:

From: Flat Out of Heels <info@flatoutofheels.com>
Subject: You're the first to know about this investment opportunity!
Date: March 22, 2021 at 8:11:18 PM EDT
To: Danielle Shortt <danielle@flatoutofheels.com>

Can't see this email? View in Your Browser

FLAT OUT™

INVEST WITH FLAT OUT OF HEELS!

Flat Out of Heels customers,

I trust this message finds you well & safe. My name is Danielle Shortt, and I recently took over as CEO of Flat Out of Heels.

As many of you know, we are in women's history month and soon approaching our 10th anniversary. The new vending machines are finally rolling out, with one being in Polaris Mall in Columbus, Ohio and the next one landing in Dallas, Texas, in a few weeks, followed by eight more machines in Q2.

I can't think of a more exciting time to announce that we are now accepting EARLY RESERVATIONS TO INVEST in Flat Out of Heels for a minimum of $160.09.
Because all of you are have been customers of the brand over the past ten years, you get to be the first to reserve shares early and get exclusive perks. We aren't announcing the offering publicly until next month.

You can now reserve equity in Flat Out HERE - the funds will be used for operations, marketing, inventory to support our e-commerce and vending machine sales.

We truly appreciate your continued support over the years and look forward to what's in store!

Danielle

Invest in Flat Out







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Investor Bulletin
Confidential

RESERVE SHARES IN FLAT OUT OF HEELS EARLY FOR EXCLUSIVE PERKS

Greetings PopCom investors!

The year has started off great for both PopCom and the other company I founded, **Flat Out of Heels**. PopCom recently passed over $3,000,000 raised from equity crowdfunding and I am so excited to announce that we are now accepting **EARLY RESERVATIONS TO INVEST** in Flat Out of Heels for a minimum of $160.09. I am only extending this offer to my close network of friends, family, supporters, and existing investors before announcing the offering publicly next month.

I have complete confidence in the new **CEO of Flat Out of Heels, Danielle Shortt**, to take the helms and lead Flat Out into a new era. We are celebrating 10 YEARS IN BUSINESS in April. The new vending machines are finally rolling out, with the first one being in **Polaris Mall in Columbus, Ohio** and the next one landing in Dallas, TX in a few weeks, followed by eight more machines in Q2.

The vision to bring Flat Out of Heels vending machines to venues across the country is coming to life thanks to PopCom, and we can scale even faster with your support. Now you can reserve equity in Flat Out **HERE** - the funds will be used for operations, marketing, inventory to support our e-commerce and vending machine sales. Your reservation is an indication of interest, and your investment will not be finalized until the campaign is launched. I anticipate high demand and think we will reach our limit fast, so I want to give my network the first chance to get in on the action.

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The Solution to Stiletto Sore Feet


SAVE YOUR SOLE
Reserve Now
FLAT OUT

Website Miami Beach, FL CONSUMER PRODUCTS

Terms

Equity Offering Type	**$6M** Valuation
$22.87 Price per Share	**$160.09** Min. Reservation
Units Security Type	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Thank you for continued support through the years! Check out some of my recent press below in Forbes Magazine (March Issue), Entrepreneur Magazine (March issue), and my fireside chat with Kevin O'Leary.

INVEST NOW


Forbes
NEXT
1000
THE UPSTART ENTREPRENEURS REDEFINING THE AMERICAN DREAM
NEXT 1000
Dawn Dickson-Akpoghene
Founder-CEO, PopCom
Columbus, Ohio

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From Each Solution, a New Challenge

Entrepreneur


FRANCHISE

CLOSER


Fireside Chat
February 11th at 9am PST



INVEST IN FLAT OUT

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You can **update your preferences** or **unsubscribe from this list**

TTW Campaign Page: Live Saturday March 20th, 2020 @ ~ 9:00AM PT - April 5, 2020 @4:50PM PT.

Flat Out of Heels is currently in the **Test the Waters Phase** for **Title III** investments.

Flat Out of Heels

The Solution to Stiletto Sore Feet



Reserve Now
SAVE YOUR SOLE
FLAT OUT

Website | Miami Beach, FL | CONSUMER PRODUCTS | TECHNOLOGY

Terms

Equity Offering Type	**$6M** Valuation
$22.87 Price per Share	**$160.09** Min. Reservation
Units Security Type	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Flat Out of Heels are rollable ballet style flats that can be used as an emergency flat and worn for everyday use. Flat Out rollable flats are stylish, comfortable and compact with hard durable soles and machine washable fabrics.

Overview | Team | Terms | Updates | Comments | Follow

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Reasons to Invest

1. 50 percent of women experience daily pain from their shoes (American Orthopaedic Foot and Ankle Society). Heels put pressure on the spine, back, knees, and toes, which can lead to painful conditions like sciatica (U.S. Pain Foundation).

2. We've been endorsed by many celebrities, including Loren Ridinger, Eva Longoria, Kandi Burruss, Meagan Good, and Lala Anthony.

3. We partnered with DSW in 2019 and have secured a vending machine partnership with Popcom (launch Q2-2021).

4. Our repeat customer rate is 35% and our online sales (which account for 90% of sales) had margins of 75%+ in 2020.



FLAT OUT

Rewards

Get rewarded for investing more into Flat Out of Heels:

$160+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$160+
Investment

TTW Reservation Perk

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks if and when the campaign is live.


Eva Longoria
ACTRESS
#TeamFlatOut

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Reserve Shares

April 2011



Our Company Launches!

Flat Out of Heels was launched to rescue women from the pain of high heels.

June 2012


"RED BOTTOM"

Newly redesigned shoes launch

Flat Out launches the signature collection with hard, durable red soles, machine washable fabrics and extended sizes.

June 2013



First Vending Machines launched

Flat Out of Heels' shoe-selling vending machines first made their debut in 2013 at the Hartsfield-Jackson Atlanta International Airport (ATL) and Club LIV, a popular Miami nightspot.

June 2014



Partnership with Market America

Loren Ridinger, co-founder and SVP of the internet retailing giant Market America|SHOP.COM, partnered with Dawn Dickson, founder of Flat Out of Heels, to develop an exclusive collection.

September 2016

P O P C O M

Partnered with PopCom to rollout new machine

Flat Out partnered with automated retail technology company PopCom, to build new, improved Flat Out of Heels machines.

July 2017


Walmart

Flat Out Featured at Essence Festival with Walmart

Flat Out of Heels was a featured Walmart at the 2017 Essence Festival in New Orleans along with several other Black owned businesses.

May 2019


DSW
FREE

Partnership with DSW

In May 2019 Flat Out of Heels teamed up with DSW to provide co-branded rollable flats to all DSW customers as a gift with purchase (GWP) for orders over $33. The collaboration was a huge success!

November 2020



New machine installed

The first fully optimized Flat Out of Heels machine launched in Polaris Mall in Columbus, Ohio.

March 2021

Launched on StartEngine

Now YOU can own a part of our company!

April 2021

10 YEARS ANNIVERSARY

Anticipated: 10 Year Anniversary Marketing Blitz

Flat Out will unroll a new website and brand in celebration of the 10 year anniversary.

July 2021



Anticipated: Launching 10 more vending machines

Flat Out will partner with PopCom and 10 independent operators to launch vending machines selling Flat Outs across the country.

October 2021



Anticipated: Launch Collection with Juliet Ibrahim in West Africa

In the Press

SHOW MORE

Meet Our Team



Dawn Dickson

Founder & Executive Chairman

Dawn Dickson-Akpoghene is a serial entrepreneur and investor with over 20 years of experience in technology, marketing and business development. Dawn is considered to be a pioneer in the equity crowdfunding space.

She has founded five successful cash flow positive companies since 2007, including Flat Out of Heels (2011) where she serves as Executive Chairman (working 5 hours a week) and PopCom (2017) where she serves as full time CEO.

Dawn has received numerous awards and accolades for her business savvy and pitching skills, and has been invited to speak on numerous panels and workshops and featured in countless media outlets including being named to the inaugural Forbes Next 1000 list, being featured on the cover of Black Enterprise, seen in Entrepreneur magazine, Fortune, Fast Company, Venture Beat, Huffington Post, Essence Magazine, CNBC/Yahoo series 'The Bo Fix' with Marcus Lemonis, and MSNBC 'Your Biz' Elevator Pitch. Dawn has an expertise in raising traditional and non-traditional business capital, having raised millions of dollars for her ventures since 2007. In 2019, Dawn became the first female CEO globally to raise a secure token offering (STO) over $1 million using equity crowdfunding under Reg CF the JOBS Act. In 2020, Dawn raised a second fully subscribed equity crowdfunding campaign and a Reg A+ campaign bringing her total to $3M raised from over 5000 investors.

A recognized leader in entrepreneurship and technology, Dawn was in invited to testify before a Congressional Committee on Small Business in March 2020 in a hearing titled "Building Blocks of Change: The Benefits of Blockchain Technology for Small Businesses". Dawn is the winner of the 2020 OBWS Entrepreneur of the Year award, a graduate of the 2019 Nasdaq Milestone Maker program, she was honored as one of the National Urban League Young Professionals 'Heroes in the Movement', featured as INC Magazine Top 100 Female Founders, featured in Who's Who in Black Columbus, Who Who's in Black Atlanta, and honored as one of Legacy Miami's Top 40 Under 40 Leaders in South Florida. Dawn was awarded a design patent in 2020 for her invention of the PopShop Digital pop-up shop, an innovative new vending machine that leverages facial recognition and machine learning technology to capture customer data and insights.

Dawn received her B.A. in journalism from The Ohio State University and studied technology at DeVry University. Dawn is a Techstars alumni, completing the program for her technology company PopCom in 2017. Additionally, Dawn is the host of the BARS! Podcast on Apple and Spotify where she shares her key learning as an entrepreneur over a hip-hop soundtrack. Dawn is a seasoned professional speaker, business advisor and angel investor. She continues to be recognized as one of the nation's top retail tech entrepreneurs.



Danielle Shortt

CEO

Known as the multi-credentialed CEO, Danielle has over 15 years of corporate retail experience, and she has worked within famous industry professionals such as Nicole Garner Scott and Claire Summers and has also worked with some of the most respected retail brands including DSW, Express, and Justice.

As the CEO of Flat Out of Heels, LLC a women's footwear company that encourages women to step out of pain inducing stilettos and step in to stylish, comfortable and convenient flats, Danielle is consistently innovating in the industry of marketing. Gracefully helping to bring million-dollar ideas to life while always striving to build the communities of her clients, and bring joy to the end consumer by selflessly working on their behalf.

Danielle graduated from Wright State University in Dayton, Ohio with a bachelor's degree in marketing. Born in Atlanta, GA and raised in Columbus, OH, Danielle now resides in Washington D.C. area where she has dedicated herself to living life on unwavering principles of excellence, integrity, trustworthiness, and service to others.

Danielle currently serves as the full time CEO of Flat Out of Heels, working 40 hours a week.

Offering Summary

Company	Flat Out of Heels LLC
Corporate Address	1521 Alton Road, 592, Miami Beach, FL 33139
Offering Minimum	$9,994.19
Offering Maximum	$1,069,995.82
Minimum Investment Amount	$160.09

[illegible] (per investor)	[illegible]

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Units
Minimum Number of Shares Offered	437
Maximum Number of Shares Offered	46,786
Price per Share	$22.87
Pre-Money Valuation	$6,001,248.09

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the issuer's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters campaign, and then completing an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, if you purchase 100 shares, you will receive 120 shares instead (100 + 10 from your reservation + 10 from the live offering perk).

During the live offering, you will only receive the highest level bonus share perk you are eligible for.

TTW Reservation Perks*

TTW Perk: invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks if and when the campaign is live.

**Note these perks do stack with the other live offering perks. The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.*

Live Offering Perks*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Flat Out of Heels, LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 Class B Non-Voting Units at $22.87 / unit, you will receive an additional 10 units, meaning you'll own 110 units for $2,287. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Flat Out of Heels to get notified of future updates!

Comments (14 total)

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Marc Leonce 9 days ago
Is there a deadline to invest?

Dawn Dickson - Flat Out of Heels 8 days ago

this is an early test the waters campaign right now, you can reserve shares for our upcoming raise. It is not officially open yet. By reserving now you get exclusive perks.

Jamal Jacobs 2 INVESTMENTS 13 days ago

Let's take this thing to the 😬😬😬!!! 🚀🚀🚀 #SupportWomenInBusiness

Dawn Dickson - Flat Out of Heels 13 days ago

Let's gooooooo!

Jamal Jacobs 2 INVESTMENTS 13 days ago

Super excited to hop on this Flat Out of Heels train (aka the heal and tie train 😂) . Was there a deadline included here or was I too excited to read that , anywhos can't wait to invest , appreciate the opportunity boss Dawn!!! MANY THANKS!!! Bless up

Dawn Dickson - Flat Out of Heels 13 days ago

Thanks Jamal! This is to place a reservation for the round that will be opening to the public soon. We are excited to have you on board!

Sonny Robinson SE OWNER 10 INVESTMENTS 14 days ago

Looks solid except the inevitable stock dilution. Looking forward to clearer terms.

Dawn Dickson - Flat Out of Heels 13 days ago

Hello Sonny! Yes we will be sharing more details on our offering documents.

Naneka Williams 1 INVESTMENT 14 days ago

Thank you Dawn Dickson for sharing yet another opportunity! I love Flat-out Heels!

Dawn Dickson - Flat Out of Heels 13 days ago

Yay #TeamFlatOut

Dieufort Apollon SE OWNER 40 INVESTMENTS 14 days ago

Hold on, I have invested in over 30 companies and I usually don't questioned their share prices often, as a matter of fact this is my first time. Why is this company shares currently at $22+ and valuations is only at $6millions?

I see company like Knighscope who have raised 550 million plus dollars and sold 100's of security robots to hospitals, banks, and so on but they shares is at $10 per shares and valuations is much higher.

So, someone enlighten me or I'm I supposed to just invest blindly.

I'm all for investing in black owned businesses and I happen to be a business owner myself but this here need to be re-evaluated.

Dawn Dickson - Flat Out of Heels 14 days ago

Hello Diuefort, thank you for your interest in investing in Flat Out of Heels! As a seasoned investor it is important for you to understand how share price is calculated. It is not based on the stage of the company or their traction, it is based SOLEY on the valuation and number of shares issued. Flat Out of Heels has a $6M valuation and we are selling shares at a price that is aligned with the number issued against the valuation. I encourage you to read our offering documents when they become available. This is not about a Black business or a white business, Flat Out of Heels is a 10 year old, revenue generating and scaling company. I hope to welcome you as one of our investors.

Frantz Guillaume 18 INVESTMENTS 16 days ago

When I saw Dawn Dickson as the founder I knew this would be a good investment!

Dawn Dickson - Flat Out of Heels 14 days ago

Thank you Frantz!!
